

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2023

Kenneth Teck Chuan Tan
Chief Executive Officer
BeLive Holdings
29 Media Circle
Mediapolis 09-06
Singapore 138565

> **Re: BeLive Holdings**
> **Amendment No.1 to Draft Registration Statement on Form F-1**
> **Submitted September 28, 2023**
> **CIK No. 0001982448**

Dear Kenneth Teck Chuan Tan:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2023 letter.

Amendment No.1 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 43

1.   We note your response to prior comment 1. Because you identify your customer's ability to increase their own customer base as a key performance metric, please revise to quantify those increases for the periods presented. In addition, provide a more detailed discussion regarding the analytics and A.I. utilized in providing your customer's insights for their marketing campaigns.

Liquidity and Capital Resources, page 47

2.   We note your revised disclosure indicates that current Singapore regulations permit your Singapore subsidiary to pay dividends to its respective shareholders only out of its accumulated profits, if any, and that as of December 31, 2022, your Singapore subsidiary's accumulated losses were S$19,264,424. You further disclose that none of the net assets of your subsidiary in Singapore were restricted net assets. Considering that your Singapore subsidiary does not have accumulated profits, it appears that its net assets are restricted from the payment of dividends to the parent. Please revise your disclosure or advise why you believe none of the net assets of your subsidiary in Singapore are restricted.

Our Customers, page 67

3.   We note your response to prior comment 4. Please tell us what consideration you gave to filing any contracts you may have with your major three customers as exhibits. Refer to Item 601(b)(10) Regulation S-K.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(q) Revenue Recognition,
Consultancy fee, Installation fee, and Source code, page F-30

4.   Revise your disclosures to clarify the specific products and services included in revenue from source code and describe how the services or milestone obligations are performed over time.

5.   You disclose that the transaction price is allocated based on the price stated in the contracts with customers. Clarify the specific products and services that are included in the same contract for which you allocate the transaction price. Please also clarify how the prices stated in the contract are representative of standalone selling price. That is, clarify if these are the same price for which the good or service is sold separately. If the good or service is not sold separately, clarify how you estimated the standalone selling price. Refer to ASC 606-10-32-28 through 606-10-32-35. Revise your disclosures accordingly.

22. Financial Risk Management and Fair Value of Financial Instruments, page F-51

6.   Please provide your response to prior comment 10. We note your revised disclosure that if amounts are greater than 365 days past due, your basis for recognized expected credit losses is Lifetime ECL - credit impaired. Please clarify how you determine expected credit losses for amounts that are greater than 90 days past due and describe the specific factors you considered in determining that no loss allowance is required for the $586,603 trade receivables that are greater than 90 days past due as of December 31, 2022, including how

you considered the past due status. Also, tell us how much of this past due balance has been received subsequent to December 31, 2022 through the current date.

Item 7. Recent Sales of Unregistered Securities, page II-1

7.   We note that, in response to prior comment 6, you provided disclosure of prior issuances of redeemable, convertible, and cumulative preference stock. Please provide disclosure of all recent issuances of unregistered securities under "Item 7. Recent Sales of Unregistered Securities" and ensure that all required disclosure is included. Refer to Item 701 of Regulation S-K.

Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Henry Schlueter